UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Pegasystems Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

705573 103 (CUSIP Number)
 December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705573 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alan Trefler N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 40,061,085
6. Shared Voting Power 78,000
7. Sole Dispositive Power 40,061,085
8. Shared Dispositive Power 78,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,139,085
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 47.71%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Pegasystems Inc.
(b)	Address of Issuer’s Principal Executive Offices 1 Main Street Cambridge, MA 02142

Item 2.
(a)	Name of Person Filing Alan Trefler
(b)	Address of Principal Business Office or, if none, Residence The business address of the reporting person is: c/o Pegasystems Inc. 1 Main Street Cambridge, MA 02142

(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, $.01 par value per share (the “Common Stock”), of Pegasystems Inc.
(e)	CUSIP Number 705573 10 3
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Not Applicable.
Item 4.	Ownership
(a)	Amount beneficially owned:

40,139,085 shares of Common Stock which includes 78,000 shares held by the Trefler Foundation, 4,257,521 shares held by the Alan N. Trefler Grantor Retained Annuity Trust I of 2022, 7,500,000 shares held by the Alan N. Trefler Grantor Retained Annuity Trust I of 2023, and 3,242,479 shares held by the Alan N. Trefler Grantor Retained Annuity Trust II of 2023. Mr. Trefler, who is a trustee of the Trefler Foundation, has no pecuniary or beneficial interest in the 78,000 shares of Pegasystems Inc. stock which are held by the Trefler Foundation. Mr. Trefler retains voting and dispositive control over such shares. Mr. Trefler is the sole trustee of the Alan N. Trefler Grantor Retained Annuity Trust I of 2022, the Alan N. Trefler Grantor Retained Annuity Trust I of 2023, and the Alan N. Trefler Grantor Retained Annuity Trust II of 2023 and retains beneficial ownership of the Pegasystems Inc. stock held by these trusts. It also includes 340,079 shares, which Mr. Trefler has the right to acquire within sixty days of this filing.

(b)
Percent of class:

47.71 % of the outstanding shares of Common Stock. The foregoing percentage was calculated based on the 83,799,369 shares of Common Stock outstanding as of December 31, 2023, and 340,079 shares, which Mr. Trefler has the right to acquire within sixty days of this filing.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote of 40,061,085 shares.
	(i)	Shared power to vote or to direct the vote of 78,000 shares.
	(i)	Sole power to dispose or to direct the disposition of 40,061,085 shares.
	(i)	Shared power to dispose or to direct the disposition of 78,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group
N/A
Item 9.	Notice of Dissolution of Group
N/A
 Item 10. Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2024
Date

/s/ Alan Trefler
Signature

Alan Trefler
Name/Title